Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2025

The board (the “Board”) of directors (the “Directors”) of Kingsoft Cloud Holdings Limited (the “Company”) is pleased to announce the unaudited interim consolidated results of the Company, its subsidiaries and consolidated affiliated entities (collectively, the “Group”) for the six months ended June 30, 2025 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2024. These unaudited condensed consolidated financial statements for the six months ended June 30, 2025 have been prepared under generally accepted accounting principles in the United States (the “U.S. GAAP”) and reviewed by the audit committee of the Company (the “Audit Committee”).

In this announcement, “we”, “us”, and “our” refer to the Company and where the context otherwise requires, the Group.

FINANCIAL HIGHLIGHTS

	For the six months
	ended June 30,		Year-on-year
	2024	2025	Change
	RMB’000	RMB’000%
Revenues	3,667,464	4,319,204	17.8%
Gross profit	611,600	657,163	7.4%
Loss before income taxes	(725,814)	(761,389)	4.9%
Net loss	(717,334)	(772,973)	7.8%
Net loss attributable to Kingsoft Cloud Holdings Limited	(712,586)	(771,391)	8.3%

1

Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the U.S. In evaluating our business, we have considered and used certain non-GAAP financial measures, including Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating loss, Non-GAAP operating loss margin, Non-GAAP EBITDA, Non-GAAP EBITDA margin, Non-GAAP net loss and Non-GAAP net loss margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP financial measures may differ from those used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Adjusted Gross Profit and Adjusted Gross Margin (Non-GAAP Measures)

We define Non-GAAP gross profit as gross profit excluding share-based compensation allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. The following tables reconcile our Non-GAAP gross profit (margin) (Non-GAAP Financial Measures) for the six months ended June 30, 2024 and 2025 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	For the six months ended June 30,
	2024	2025	2025
	RMB’000	RMB’000	US$’000
Gross profit	611,600	657,163	91,737
Adjustments:
– Share-based compensation expenses (allocated in cost of revenues)	10,890	21,077	2,942
Adjusted gross profit (Non-GAAP Financial Measure)	622,490	678,240	94,679

	For the six months
	ended June 30,
	2024	2025
Gross margin	16.7%	15.2%
Adjusted gross margin (Non-GAAP Financial Measure)	17.0%	15.7%

2

Adjusted Net Loss (Margin), Adjusted EBITDA (Margin) and Adjusted Operating Loss (Margin) (Non-GAAP Financial Measures)

We define Non-GAAP net loss as net loss excluding share-based compensation expenses and foreign exchange loss, and we define Non-GAAP net loss margin as Non-GAAP net loss as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax (benefit) expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We define Non-GAAP operating loss as operating loss excluding share-based compensation and amortization of intangible assets, and we define Non-GAAP operating loss margin as Non-GAAP operating loss as a percentage of revenues. The following tables reconcile our adjusted net loss (margin) (Non-GAAP Financial Measure), adjusted EBITDA (margin) (Non-GAAP Financial Measure) and adjusted operating loss (margin) (Non-GAAP Financial Measure) for the six months ended June 30, 2024 and 2025 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	For the six months ended June 30,
	2024	2025	2025
	RMB’000	RMB’000	US$’000
Net Loss	(717,334)	(772,973)	(107,901)
Adjustments:
– Share-based compensation expenses	149,244	251,467	35,103
– Foreign exchange loss	49,736	30,475	4,254

Adjusted net loss (Non-GAAP Financial Measure)	(518,354)	(491,031)	(68,544)

Adjustments:
– Interest income	(18,315)	(16,466)	(2,299)
– Interest expense	110,480	207,566	28,975
– Income tax (benefit) expense	(8,480)	11,584	1,617
– Depreciation and amortization	528,450	1,012,922	141,398

Adjusted EBITDA (Non-GAAP Financial Measure)	93,781	724,575	101,147

– Gain on disposal of property and equipment	(23,821)	(7,818)	(1,091)

Excluding gain on disposal of property and equipment, normalized Adjusted EBITDA	69,960	716,757	100,056

3

	For the six months ended June 30,
	2024	2025	2025
	RMB’000	RMB’000	US$’000
Operating loss	(551,726)	(561,188)	(78,338)
Adjustments:
– Share-based compensation expenses	149,244	251,467	35,103
– Amortization of intangible assets	86,932	87,532	12,219

Adjusted operating loss (Non-GAAP Financial Measure)	(315,550)	(222,189)	(31,016)

– Gain on disposal of property and equipment	(23,821)	(7,818)	(1,091)

Excluding gain on disposal of property and equipment, normalized Adjusted operating loss	(339,371)	(230,007)	(32,107)

	For the six months ended June 30,
	2024	2025
Net loss margin	-19.6%	-17.9%
Adjusted net loss margin (Non-GAAP Financial Measure)	-14.1%	-11.4%
Adjusted EBITDA margin (Non-GAAP Financial Measure)	2.6%	16.8%
Normalized Adjusted EBITDA margin	1.9%	16.6%
Adjusted operating loss margin (Non-GAAP Financial Measure)	-8.6%	-5.1%
Normalized Adjusted operating loss margin	-9.3%	-5.3%

4

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

We continue to uphold the principle of high-quality and sustainable development and “build success based on technology and innovation”. We forge our reputation throughout the entire business process with customer centricity, while enhancing our business and operations management.

During the Reporting Period, total revenues reached RMB4,319.2 million (US$602.9 million), increased by 17.8% from RMB3,667.5 million in the same period last year. The increase was mainly due to the strong revenue growth of AI-related customers, our expansion in enterprise cloud projects and partially offset by our proactive scale-down of services for content delivery network (CDN) customers. Revenues from public cloud services were RMB2,978.8 million (US$415.8 million) and revenues from enterprise cloud services were RMB1,340.4 million (US$187.1 million). Gross profit was RMB657.2 million (US$91.7 million), increased by 7.4% from RMB611.6 million in the first half of 2024. Gross margin was 15.2%, compared with 16.7% in the same period of 2024. Non-GAAP gross profit was RMB678.2 million (US$94.7 million), increased by 9.0% from RMB622.5 million in the same period of 2024. Non-GAAP gross margin was 15.7%, compared with 17.0% in the same period of 2024. Adjusted EBITDA achieved RMB724.6 million (US$101.1 million), significantly increased by 672.6% from RMB93.8 million in the same period of 2024. Adjusted EBITDA margin was 16.8%, increased by 14.2 percentage points from 2.6% in the same period of 2024.

Products and Industry-Specific Solutions

We provide a full suite of cloud products based on our extensive infrastructure, and develop our industry solutions based on the same suite of underlying technology capabilities. Our modularized cloud products, including unified IaaS infrastructure, PaaS middleware, SaaS applications, AI capabilities and deployment services, can be utilized to design different solutions to meet various business needs. Our cloud products primarily consist of cloud computing, storage and delivery.

We have designed various industry-specific solutions that can unleash the full potential of our infrastructure resources and add value to our customers. Leveraging our profound industry insights, we have strategically expanded our footprints into selected verticals as an early mover and have established a leading market position through relentless execution. As we continuously serve vertical leaders, our products and solutions continue to iterate and pivot based on customers’ feedback. By partnering with vertical leaders, we have accumulated proprietary industry know-how and formed in-depth view of each selected vertical, which enables us to stay forefront of industry-specific cloud solutions. We have designed industry-specific solutions covering a wide spectrum of industry verticals, including Internet, public service, healthcare, financial service and enterprise service, among others.

While upholding the principle of “building success based on technology and innovation”, we constantly iterate our products at a fast pace to create a top-notch customer experience with our core products. During the Reporting Period, the ninth generation cloud servers C9a and X9a have officially been released, powered by a brand new processor that significantly enhances performance to meet the diverse computing scenario requirements of customers. This includes AI inference scenarios such as natural language processing and recommendation algorithms, as well as high throughput and high concurrency scenarios for financial trading systems and e-commerce flash sales, along with high-performance, low-latency gaming environments. The Xingliu Training and Inference Platform has also been officially launched, providing users with a one-stop model training and inference task management platform, integrating high-quality open-source large language models such as Xiaomi MIMO, Kimi, Deepseek, and Qwen3, further expanding the ecosystem of the training and inference platform and assisting sectors such as public services financial services, and the internet in achieving AI upgrades. In addition, the high-performance file storage KPFS2.0, dedicated clusters for cloud databases, and the Hanhai large model platform have also been launched. We continue to support the digital transformation and upgrading of the industry through a rich array of products and high-quality services.

Infrastructure

Our distributed infrastructure is the foundation of our technology. As of June 30, 2025, we owned two data centers and around 110,000 servers primarily throughout China, and achieved exabyte-level storage capacity. We have been investing in our infrastructure to upgrade our computing power and storage capabilities, in order to deliver higher-quality cloud service and enhance the economies of scale. We purchase and lease servers, network equipment and network resources, and lease data centers from industry-leading suppliers to ensure the reliability and availability of our network infrastructure. Our suppliers primarily include Internet Data Center (IDC) operators, telecommunication operators, server providers and network consumables suppliers in China.

5

Looking forward, we will keep embracing the increasing cloud demands brought by AI training and inference, improving our efficiencies and optimizing our resources in an effort to improve overall profitability, sustainability and long-term competitive edge.

Research and Development

We build our success based on technology and innovations. We stay committed to cloud-native technology development and have built up customer-centric research and development capabilities. To fulfill business needs of customers, we have been promoting seamless collaboration between solution development and service team and research and development team. With first-hand observations of customers’ business, we are able to respond and tailor our solutions to address their needs in a timely manner. Leveraging our industry know-how, we also preemptively develop solutions to optimize customer experiences. For example, on top of our big-data middleware, we have developed different data management system suitable for different industries. Our technology platform acts as the foundation for product development and innovation to continuously address the evolving business needs of our customers, enabling us to constantly enhance customer engagement.

During the Reporting Period, our research and development expenses were RMB420.5 million (US$58.7 million) and our research and development personnel reached 1,094 as of June 30, 2025.

Business Outlook

Looking ahead to the second half of the year, we will maintain our high-quality and sustainable development strategy. We will keep investing into technology and enhance our AI capabilities in all aspects. Meanwhile, we will actively embrace the cloud demands from Xiaomi and Kingsoft Ecosystem in the AI era. We aim to create value for our customers, shareholders, employees and society continually.

6

MANAGEMENT DISCUSSION AND ANALYSIS

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Revenues:
Public cloud services	2,421,912	2,978,788	415,823
Enterprise cloud services	1,245,400	1,340,416	187,115
Others	152	–	–

Total revenues	3,667,464	4,319,204	602,938

Cost of revenues	(3,055,864)	(3,662,041)	(511,201)

Gross profit	611,600	657,163	91,737
Operating expenses:
Selling and marketing expenses	(242,460)	(276,334)	(38,575)
General and administrative expenses	(484,944)	(521,562)	(72,807)
Research and development expenses	(435,922)	(420,455)	(58,693)

Total operating expenses	(1,163,326)	(1,218,351)	(170,075)

Operating loss	(551,726)	(561,188)	(78,338)
Interest income	18,315	16,466	2,299
Interest expense	(110,480)	(207,566)	(28,975)
Foreign exchange loss	(49,736)	(30,475)	(4,254)
Other (loss) gain, net	(16,036)	4,864	679
Other (expense) income, net	(16,151)	16,510	2,305

Loss before income taxes	(725,814)	(761,389)	(106,284)
Income tax benefit (expense)	8,480	(11,584)	(1,617)

Net loss	(717,334)	(772,973)	(107,901)
Less: net loss attributable to non-controlling interests	(4,748)	(1,582)	(221)

Net loss attributable to Kingsoft Cloud Holdings Limited	(712,586)	(771,391)	(107,680)

7

Total Revenues reached RMB4,319.2 million (US$602.9 million), representing an increase of 17.8% from RMB3,667.5 million in the same period of 2024. The increase was mainly due to the strong revenue growth of AI-related customers, our expansion in enterprise cloud projects and partially offset by our proactive scale-down of services for content delivery network (CDN) customers.

•	Revenues from public cloud services increased by 23.0% to RMB2,978.8 million (US$415.8 million), compared with RMB2,421.9 million in the same period of 2024. The year-over-year increase was mainly due to the growth of AI-related services.

•	Revenues from enterprise cloud services were RMB1,340.4 million (US$187.1 million), representing an increase of 7.6% from RMB1,245.4 million in the same period of 2024. The year-over-year increase was mainly driven by the increasing IT demands and our capability to replicate industry solutions to vertical customers.

•	Other revenues were nil, compared with RMB0.2 million in the same period of 2024.

Cost of revenues were RMB3,662.0 million (US$511.2 million), representing an increase of 19.8% from RMB3,055.9 million in the same period of 2024. We continue to enhance our cost control measures. IDC costs increased by 1.9% year-over-year from RMB1,496.8 million to RMB1,525.9 million (US$213.0 million) in the first half of 2025. The increase was mainly due to the growing demands for infrastructure, which was in line with our AI business expansion, as well as the basic cloud growth brought by AI. Depreciation and amortization costs increased by 107.0% from RMB449.5 million to RMB930.5 million (US$129.9 million) in the first half of 2025. The increase was mainly due to the procurement of new servers to support AI-related services. Solution development and services costs increased by 14.1% from RMB937.1 million to RMB1,069.0 million (US$149.2 million) in the first half of 2025. Fulfilment costs and other costs were RMB28.9 million (US$4.0 million) and RMB107.7 million (US$15.1 million), respectively in the first half of 2025.

Gross profit was RMB657.2 million (US$91.7 million), representing an increase of 7.4% from RMB611.6 million of the same period of 2024. The improvement was mainly due to our faster expansion of revenue scale and optimized revenue mix. Gross margin was 15.2%, compared with 16.7% in the same period of 2024. The decrease was mainly due to the higher costs of servers along with the expansion of AI business, as well as the upfront costs incurred for certain customers’ further revenue activity. Non-GAAP gross profit was RMB678.2 million (US$94.7 million), compared with RMB622.5 million in the same period of 2024. Non-GAAP gross margin was 15.7%, compared with 17.0% in the same period of 2024.

8

Total operating expenses were RMB1,218.4 million (US$170.1 million), compared with RMB1,163.3 million in the same period of 2024. Among which:

•	Selling and marketing expenses were RMB276.3 million (US$38.6 million), compared with RMB242.5 million in the same period of 2024. The year-over-year increase was mainly due to the increase of share-based compensation.

•	General and administrative expenses were RMB521.6 million (US$72.8 million), compared with RMB484.9 million in the same period of 2024. The increase was mainly due to the increase of personnel costs and share-based compensation, and partially offset by the decrease of credit loss expenses.

•	Research and development expenses were RMB420.5 million (US$58.7 million), decreased from RMB435.9 million in the same period of 2024, which was mainly due to the decrease of research and development personnel due to strategic structure adjustment, as well as our strategic relocation of research and development team from Beijing to Wuhan.

Operating loss was RMB561.2 million (US$78.3 million), compared with operating loss of RMB551.7 million in the same period of 2024.

Net loss was RMB773.0 million (US$107.9 million), increased compared with net loss of RMB717.3 million in the same period of 2024. The increase was mainly due to the increase in operating loss, as well as the increase of interest expense.

Non-GAAP net loss was RMB491.0 million (US$68.5 million), decreased compared with net loss of RMB518.4 million in the same period of 2024.

Non-GAAP EBITDA arrived at RMB724.6 million (US$101.1 million), increased by 672.6% from RMB93.8 million in the same period of 2024. Non-GAAP EBITDA margin was 16.8% in the first half of 2025, compared with 2.6% in the same period of 2024.

Basic and diluted net loss per share was RMB0.20 (US$0.03), compared with RMB0.20 in the same period of 2024.

LIQUIDITY AND CAPITAL RESOURCES

Our sources of liquidity primarily consist of net proceeds from the sale and issuance of our shares, including the net proceeds we received from our US IPO and follow-on offering in 2020, proceeds from follow-on offering and concurrent private placement with Kingsoft Corporation in 2025, and proceeds from financing facilities such as bank loans and related party loans, which have historically been sufficient to meet our working capital and capital expenditure requirements. Our cash and cash equivalents consist of cash on hand and time deposits placed with banks that have original maturities of less than three months and are unrestricted as to withdrawal or use, subject to any restrictions imposed by applicable laws and regulations, including restrictions on foreign exchange and the ability to transfer cash between entities, across borders and to U.S. investors.

9

As of June 30, 2025, substantially all of our cash and cash equivalents were located in the Mainland China and Hong Kong. In the long term, we intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities.

As of June 30, 2025, our cash and cash equivalents amounted to RMB5,464.1 million (US$762.8 million), representing an increase of 106.3% from RMB2,648.8 million of December 31, 2024.

ISSUE OF ADSS AND SHARES

On April 16, 2025 (after trading hours), the Company and the underwriters entered into the underwriting agreement, pursuant to which, (i) the Company has allotted and issued 17,300,000 firm ADSs at US$11.27 per ADS on April 17, 2025, (ii) the Company has allotted and issued 18,000,000 offer shares at HK$5.83 per Share on April 25, 2025, and (iii) the Company has allotted and issued 2,775,000 additional ADSs at US$11.27 per ADS on April 28, 2025.

On April 16, 2025 (after trading hours), the Company and Kingsoft Corporation entered into the subscription agreement, pursuant to which the Company has allotted and issued 69,375,000 new Shares HK$5.83 per Share to Kingsoft Corporation on June 17, 2025.

The aggregate gross proceeds from the offering, option and the subscription (without taking into account all fees, costs and expenses payable by the Company) amount to approximately US$291,911,098.

For more details, please refer to the announcements of the Company dated April 16, April 17, April 25, and June 17, 2025, and the interim report for the six months ended June 30, 2025 of the Company to be published in due course.

FOREIGN EXCHANGE EXPOSURE

We transact a majority of our business in RMB, and have transactional currency exposures. Certain of our bank balances, other receivables, and accruals and other payables are dominated in foreign currencies and are exposed to foreign currency risk. We currently do not have a foreign currency hedging policy. However, our management monitors foreign exchange exposure and will consider appropriate hedging measures in the future should the need arise.

GEARING RATIO

As at 30 June 2025, the Group’s gearing ratio, representing total liabilities divided by total assets, was 71.6%, compared with 68.7% as at 31 December 2024.

MATERIAL INVESTMENTS

As of June 30, 2025, the Group did not hold any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of June 30, 2025). As of June 30, 2025, the Group did not have any future plans for material investments and capital assets.

CONTINGENT LIABILITIES

As of June 30, 2025, the Group did not have any material contingent liabilities.

10

MATERIAL ACQUISITION AND DISPOSALS

The Group did not conduct any material acquisitions and disposals of subsidiaries, consolidated affiliated entities, associates, and joint ventures during the Reporting Period.

EMPLOYEES AND REMUNERATION POLICIES

The Company had 13,868 employees as of June 30, 2025, most of whom were located in China, and the rest were located overseas. The following table sets forth a breakdown of our employees by function:

Function	Number of Employees	Percentage
Research and development	1,094	8%
Sales and marketing	357	3%
General and administrative	751	5%
Solution development and services	11,666	84%

Total	13,868	100.0%

Our success depends on our ability to attract, retain and motivate qualified personnel, and we believe that our high-quality talent pool is one of the core strengths of our Company. We adopt high standards and strict procedures in our recruitment, including campus recruitment, online recruitment, internal recommendation and recruitment through executive search, to satisfy our demands for different types of talents.

We provide regular and specialized trainings tailored to the needs of our employees in different departments. Our employees can also improve their skills through our development of solutions for our customers and mutual learning among colleagues. New employees will receive pre-job training and general training.

We maintain continuous investment in talent development, focusing on strategic reserves of cloud computing and AI specialists. We have established three-layer talents structure and provide various training programs, from senior management, “high-potential” talents to campus recruits. Guided by our principle of “High quality and sustainable development”, we continuously shape our culture of “People-oriented, technology-driven, reputation-first, and governance-focused”.

We offer competitive compensations for our employees. Besides, we regularly evaluate the performance of our employees and reward those who perform well with higher compensations or promotion.

As required by PRC laws and regulations, we participate in various employee social security schemes organized by municipal and provincial governments, including pension, maternity insurance, unemployment insurance, work-related injury insurance, health insurance and housing provident fund. We are required under PRC laws and regulations to make contributions to employee social security schemes at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

11

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders of the Company and to enhance corporate value and accountability.

Compliance with the Corporate Governance Code

During the Reporting Period, we have fully complied with all the code provisions of the Corporate Governance Code set forth in Appendix C1 to the Rules Governing the Listing of Securities (the “Hong Kong Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

Compliance with the Model Code

The Company has adopted an Insider Dealing Policy (the “Insider Dealing Policy”) with terms no less exacting than that of the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Hong Kong Listing Rules (the “Model Code”), as its own securities dealing code to regulate all dealings by Directors, officers and employees of the Company.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Insider Dealing Policy and the Model Code during the Reporting Period.

Purchase, Sale or Redemption of the Company’s Listed Securities

During the Reporting Period, neither the Company nor any of its subsidiaries has purchased, sold, or redeemed any of the Company’s listed securities (including sale of treasury shares (as defined under the Hong Kong Listing Rules)).

As of June 30, 2025, there were no treasury shares (as defined under the Hong Kong Listing Rules) held by the Company.

Material Litigation

The Company was not involved in any material litigation or arbitration during the Reporting Period which may have a material adverse effect on the Group’s operation. The Directors are also not aware of any such material litigation or claims that were pending or threatened against the Group during the Reporting Period.

AUDIT COMMITTEE

The Audit Committee comprises three independent non-executive Directors, being Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan, with Mr. Yu Mingto (being one of the independent non-executive Directors with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee has reviewed the unaudited condensed consolidated financial statements for the six months ended June 30, 2025. The Audit Committee has agreed on the accounting policies and practices adopted by the Company and discussed matters with respect to financial reporting matters with senior management members of the Company.

12

SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD

Save as disclosed in this announcement, no important events affecting the Group occurred since June 30, 2025 and up to the date of this announcement.

INTERIM DIVIDEND

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2025.

SAFE HARBOR STATEMENT

This interim results announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the United States Securities and Exchange Commission. The forward-looking statements included in this preliminary results announcement are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

13

FINANCIAL INFORMATION

The Board announces the unaudited condensed consolidated financial statements for the six months ended June 30, 2025, with the comparative figures for the corresponding period in 2024 as follows:

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the six months ended June 30,
	Notes	2024	2025	2025
		RMB	RMB	US$
Revenues:
Public cloud services	3	2,421,912	2,978,788	415,823
Enterprise cloud services	3	1,245,400	1,340,416	187,115
Others	3	152	–	–

Total revenues		3,667,464	4,319,204	602,938

Cost of revenues		(3,055,864)	(3,662,041)	(511,201)

Gross profit		611,600	657,163	91,737
Operating expenses:
Selling and marketing expenses		(242,460)	(276,334)	(38,575)
General and administrative expenses		(484,944)	(521,562)	(72,807)
Research and development expenses		(435,922)	(420,455)	(58,693)

Total operating expenses		(1,163,326)	(1,218,351)	(170,075)

Operating loss		(551,726)	(561,188)	(78,338)
Interest income		18,315	16,466	2,299
Interest expense		(110,480)	(207,566)	(28,975)
Foreign exchange loss		(49,736)	(30,475)	(4,254)
Other (loss) gain, net	3	(16,036)	4,864	679
Other (expense) income, net	3	(16,151)	16,510	2,305

Loss before income taxes		(725,814)	(761,389)	(106,284)
Income tax benefit (expense)	5	8,480	(11,584)	(1,617)

Net loss		(717,334)	(772,973)	(107,901)
Less: net loss attributable to non-controlling interests		(4,748)	(1,582)	(221)

Net loss attributable to Kingsoft Cloud Holdings Limited		(712,586)	(771,391)	(107,680)

14

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the six months ended June 30,
	Notes	2024	2025	2025
		RMB	RMB	US$
Net loss per share:
Basic and diluted	6	(0.20)	(0.20)	(0.03)
Shares used in the net loss per share computation:
Basic and diluted	6	3,632,583,338	3,869,381,978	3,869,381,978
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments		20,174	50,918	7,108

Comprehensive loss		(697,160)	(722,055)	(100,793)

Less: Comprehensive loss attributable to Non-controlling interests		(4,817)	(1,594)	(223)

Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders		(692,343)	(720,461)	(100,570)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

15

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As at
	Notes	Dec 31, 2024	Jun 30, 2025	Jun 30, 2025
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		2,648,764	5,464,077	762,756
Restricted cash		81,337	53,051	7,406
Accounts receivable, net	4	1,468,663	2,018,350	281,751
Short-term investments		90,422	–	–
Prepayments and other assets		2,233,074	2,263,242	315,936
Amounts due from related parties		318,526	587,321	81,987

Total current assets		6,840,786	10,386,041	1,449,836
Non-current assets:
Property and equipment, net		4,630,052	8,251,958	1,151,929
Intangible assets, net		694,880	618,269	86,307
Goodwill		4,605,724	4,605,724	642,934
Prepayments and other assets		449,983	616,779	86,100
Equity investments		234,182	231,586	32,328
Operating lease right-of-use assets		137,047	119,350	16,661

Total non-current assets		10,751,868	14,443,666	2,016,259

Total assets		17,592,654	24,829,707	3,466,095

LIABILITIES, NON-CONTROLLING INTEREST, AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	8	1,877,004	2,195,478	306,477
Accrued expenses and other current liabilities		3,341,990	3,966,154	553,653
Short-term borrowings		2,225,765	3,129,151	436,813
Income tax payable		69,219	82,331	11,493
Amounts due to related parties		1,584,199	1,407,804	196,522
Current operating lease liabilities		61,258	35,638	4,975

Total current liabilities		9,159,435	10,816,556	1,509,933

16

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As at
	Notes	Dec 31, 2024	Jun 30, 2025	Jun 30, 2025
		RMB	RMB	US$
Non-current liabilities:
Long-term borrowings		1,660,584	2,396,554	334,546
Amounts due to related parties		309,612	1,308,158	182,612
Deferred tax liabilities		101,677	81,283	11,347
Other liabilities		790,271	3,103,021	433,165
Non-current operating lease liabilities		65,755	64,549	9,011

Total non-current liabilities		2,927,899	6,953,565	970,681

Total liabilities		12,087,334	17,770,121	2,480,614

Shareholders’ equity:Ordinary shares		25,689	28,483	3,976
Treasury shares		(105,478)	(79,316)	(11,072)
Additional paid-in capital		18,940,885	21,188,250	2,957,766
Statutory reserves funds		32,001	32,001	4,467
Accumulated deficit		(14,291,957)	(15,063,348)	(2,102,762)
Accumulated other comprehensive income		566,900	617,830	86,246

Total Kingsoft Cloud Holdings Limited shareholders’ equity		5,168,040	6,723,900	938,621
Non-controlling interests		337,280	335,686	46,860

Total equity		5,505,320	7,059,586	985,481

Total liabilities, non-controlling interests and shareholders’ equity		17,592,654	24,829,707	3,466,095

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

17

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Net cash (used in) generated from operating activities	(170,167)	1,041,744	145,422
Net cash used in investing activities	(1,823,846)	(1,378,225)	(192,393)
Net cash generated from financing activities	1,636,046	3,102,559	433,101
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(35,110)	20,949	2,925

Net (decrease) increase in cash, cash equivalents and restricted cash	(393,077)	2,787,027	389,055
Cash, cash equivalents and restricted cash at beginning of period	2,489,481	2,730,101	381,107

Cash, cash equivalents and restricted cash at end of period	2,096,404	5,517,128	770,162

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

18

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	CORPORATE INFORMATION

Kingsoft Cloud Holdings Limited (the “Company”) is a limited liability company incorporated in the Cayman Islands on January 3, 2012. The Company, its subsidiaries, its variable interest entities (“VIEs”), and subsidiaries of its variable interest entities are hereinafter collectively referred to as the “Group”. The Group is principally engaged in the provision of cloud services. The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, the variable interest entities, and subsidiaries of its variable interest entities, which are located in mainland China, Hong Kong (“HK”), Japan and the United States (the “U.S.”).

The Company completed its IPO and follow-on offering on Nasdaq in May and September 2020, respectively and completed its listing by way of introduction on the Main Board of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) in December 2022. The Company completed the follow-on offering of American Depositary shares and ordinary shares in April 2025, and the concurrent private placement to Kingsoft Corporation Limited in June 2025.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information. These financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosure normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The unaudited condensed consolidated financial statements and related notes are presented in RMB and all values are rounded to the nearest thousand (RMB’000) except when otherwise indicated.

(b)	Going concern consideration

The Group’s unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP on a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the consolidated financial statements.

As of June 30, 2025, the Group had an accumulated deficit and net current liabilities of RMB15,063,348 (US$2,102,762) and RMB430,515 (US$60,097), respectively. The Group has primarily funded the operations through revenue generated from contracts with customers, equity financing, and proceeds from financing facilities such as borrowings from third parties and related parties.

In view of such circumstance, management has given careful consideration to the future liquidity and performance of the Group and its available sources of financing in assessing whether the Group will have sufficient financial resources to continue as a going concern. As of June 30, 2025, the Group had cash, cash equivalents and restricted cash of RMB5,517,128 (US$770,162). In addition, the Group had existing credit facilities available from banks and other financial institutions to finance the future operations and capital expenditures of the Group.

Based on the above, management believes that it is appropriate to prepare the Group’s consolidated financial statements using the going concern basis. Therefore, the unaudited condensed consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Group be unable to continue as a going concern.

19

(c)	Principles of consolidation

The condensed consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, the VIEs, and subsidiaries of the VIEs for which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

(d)	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Significant estimates and assumptions reflected in the Group’s unaudited condensed consolidated financial statements include, but are not limited to, allowance for credit losses for accounts receivable, contract assets and amounts due from related parties, measurement of operating and finance lease right-of-use assets and lease liabilities, impairment of long-lived assets, impairment of goodwill, useful lives of long-lived assets, realization of deferred tax assets, uncertain tax positions, share-based compensation expense, the fair value of equity investments, standalone selling prices of performance obligation of revenue contracts, fair value of short-term investments and impairment of contract cost. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

(e)	Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB7.1636 per US$1.00 on June 30, 2025 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)	Segment reporting

The Group adopted Accounting Standard Update (“ASU”) No, 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASC 2023-07”) on January l, 2024, to retrospectively improve reportable segment disclosure requirements, primarily through enhanced disclosures for significant segment expenses.

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating segment. The CODM uses consolidated net loss to assess financial performance and allocate resources. The CODM considers budget to actual comparisons of consolidated net loss on a regular basis when assessing the operating results and making resource decisions to improve profitability. The CODM also uses the budget to actual comparisons of consolidated net loss to make decisions aligned with the Group’s strategic initiatives and capital allocation priorities. Significant expenses reviewed by the CODM include those that are presented in the unaudited condensed consolidated statements of comprehensive loss. The measure of segment assets is reported on the unaudited condensed consolidated balance sheet as total consolidated assets.

A majority of the Group’s revenues were generated from mainland China and a majority of the long-lived assets of the Group are located in mainland China, and therefore, no geographical segments are presented.

20

3.	REVENUES, OTHER (LOSS) GAIN, NET AND OTHER (EXPENSE) INCOME, NET

The following table presents the Group’s revenues from contracts with customers disaggregated by material revenue category:

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Public cloud services recognized over time	2,421,912	2,978,788	415,823
Enterprise cloud services:
Recognized at a point in time	224,510	108,681	15,171
Recognized over time	1,020,890	1,231,735	171,944

	1,245,400	1,340,416	187,115
Others:
Recognized over time	152	–	–
	3,667,464	4,319,204	602,938

The following table presents the Group’s other (loss) gain, net:

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Share of losses from an equity method investment	(10)	(1,828)	(255)
Gross unrealized loss (including impairment) on equity investments held	(16,026)	–	–
Changes in fair value of currency swap	–	6,692	934
	(16,036)	4,864	679

The following table presents the Group’s other (expense) income, net:

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Government grants	4,735	24,616	3,436
Income from ADS Reimbursement	3,658	11,070	1,545
Value added tax transferred out	(19,588)	(17,145)	(2,393)
Others	(4,956)	(2,031)	(283)
	(16,151)	16,510	2,305

21

4.	ACCOUNTS RECEIVABLE, NET

	As at
	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US$
		(unaudited)	(unaudited)
Accounts receivable	1,526,275	2,109,759	294,511
Allowance for credit losses	(57,612)	(91,409)	(12,760)
Accounts receivable, net	1,468,663	2,018,350	281,751

An aging analysis of the accounts receivable as at the end of the reporting period, based on the past due date and net of provisions, is as follows:

	As at
	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US$
		(unaudited)	(unaudited)
Not yet due	731,294	1,119,034	156,211
Within 3 months	351,924	458,730	64,036
Between 4 months and 6 months	216,083	218,242	30,465
Between 7 months and 1 years	113,034	151,970	21,214
More than 1 year	56,328	70,374	9,825
Accounts receivable, net	1,468,663	2,018,350	281,751

5.	TAXATION

(a)	Enterprise income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.

Hong Kong

The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the periods presented, the Group did not make any provisions for Hong Kong profit tax as the Group did not generate any assessable profits arising in Hong Kong at the end of each reporting period. Under the Hong Kong tax law, the subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Mainland China

The Group’s mainland China entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Certain subsidiaries of the Group being qualified as a High New Technology Enterprise (“HNTE”) are entitled to the preferential income tax rate of 15%. Dividends, interests, rent or royalties payable by the Group’s mainland China entities to non-resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless the respective non-resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

22

Loss before income taxes consists of:

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Mainland China	(658,911)	(671,686)	(93,763)
Non-mainland China	(66,903)	(89,703)	(12,521)
	(725,814)	(761,389)	(106,284)

The current and deferred components of income tax（benefit）expense appearing in the unaudited condensed consolidated statements of comprehensive loss are as follows:

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Current income tax expense	25,584	31,977	4,464
Deferred income tax benefit	(34,064)	(20,393)	(2,847)
Income tax (benefit) expense	(8,480)	11,584	1,617

6.	LOSS PER SHARE

Basic and diluted loss per share during the periods are calculated as follows:

	For the six months ended June 30,
	2024	2025
	RMB	RMB
Numerator:
Net loss attributable to ordinary shareholders – basic and diluted	(712,586)	(771,391)

Denominator:
Weighted average number of ordinary shares outstanding – basic and diluted	3,632,583,338	3,869,381,978

Basic and diluted loss per share	(0.20)	(0.20)

For the six months ended June 30, 2025 and 2024, the effects of all options and awarded shares were excluded from the computation of diluted loss per share for the periods as their effects would be anti-dilutive.

7.	DIVIDENDS

No dividend was declared by the Company during the six months ended June 30, 2025 and 2024.

23

8.	ACCOUNTS PAYABLE

An aging analysis of the accounts payable as at the end of the reporting period, based on the invoice date, is as follows:

	As at
	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US$
		(unaudited)	(unaudited)
Within 3 months	643,848	687,473	95,968
Between 4 months and 1 year	509,386	623,691	87,064
More than 1 year	723,770	884,314	123,445
	1,877,004	2,195,478	306,477

PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (ir.ksyun.com). The interim report for the six months ended June 30, 2025 will be made available for review on the same websites in due course and be dispatched to the Company’s shareholders, if necessary.

By order of the Board
Kingsoft Cloud Holdings Limited Mr. Zou Tao
Vice Chairman of the Board, Executive Director and acting Chief Executive Officer

Hong Kong, August 20, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Lei Jun as Chairman and non-executive director, Mr. Zou Tao as Vice Chairman and executive director, Mr. Zhang Duo as non-executive director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.

24